SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 13, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 13, 2008

TAM Begins Regular Flights between Sao Paulo and Bariloche

TAM is only company operating direct flights on this route

São Paulo, August 13, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) will begin operating regular flights on the route between Sao Paulo and Bariloche, Argentina, beginning Thursday, August 14. The service will provide continuity to the exploratory flights begun July 3. Customers will be able to fly to Bariloche any time of the year, selecting the most convenient date for a trip.

Flights will depart Guarulhos International Airport in Sao Paulo Thursdays and Sundays, landing at San Carlos de Bariloche International Airport - Teniente Luis Candelaria. In the opposite direction, flights will be leaving Mondays and Fridays. Flights will be operated by the Airbus A320 aircraft, which can carry up to 174 passengers.

TAM is the only airline to operate regular direct flights between Sao Paulo and Bariloche. The company offers holiday packages to Bariloche through TAM's operating partners, as well as TAM Viagens, the tourism unit of TAM Linhas Aereas. Complete infrastructure for cargo transport is available through TAM Cargo.

Regular TAM flights to Bariloche will be on new schedules. The flight will depart Guarulhos International Airport at 20:45, arriving in Bariloche at 01:35. The return will leave Bariloche at 03:05 and arriving in Sao Paulo at 07:18.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, closing July with a 51.1% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the domestic market through commercial agreements with regional companies. Among Brazilian airline companies, its international market share was 72.5% in July. International operations include direct flights to 15 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay) and Caracas (Venezuela). Additionally, it has code share agreements with international airline companies allowing passengers to travel to another 64 destinations in the U.S., Europe and South America. Pioneer in the launch of a loyalty program in Brazil, at present TAM has more than 5 million associates and has distributed more than 5.9 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.